SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  Convera Corp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  211919-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Rosemary Fanelli, Esq.
                            c/o Allen & Company LLC
                               711 Fifth Avenue
                               New York, NY 10022
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   07/01/2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen Holding Inc.
    13-3311050
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        11,696,323 (Include shares held by Allen & Company Incorporated)

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         11,696,323 (Include shares held by Allen & Company Incorporated)

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     11,696,323 (Include shares held by Allen & Company Incorporated)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     25.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO, HC
--------------------------------------------------------------------------------

Page 2 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen & Company Incorporated
    13-6176976
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    New York
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        5,384,246

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         5,384,246

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     5,384,246
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     11.9%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     BD, CO
--------------------------------------------------------------------------------

Page 3 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    HAGC Partners L.P.
    13-3788557
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        383,820

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         383,820

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     383,820
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 4 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Keough, Donald R.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        313,833 (Includes 25,000 shares underlying stock options)

    (8) Shared voting power:
        370,333 (Represents shares held by Keough Partners L.P. & Keough Family II L.P. (a family trust))

    (9) Sole dispositive power:
        313,833 (Includes 25,000 shares underlying stock options)

    (10) Shared dispositive power:
         370,333 (Represents shares held by Keough Partners L.P. & Keough Family II L.P. (a family trust))

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     684,166 (Includes 25,000 shares underlying stock options)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     1.5%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 5 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen & Company LLC
    13-4193615
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    New York
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        196,667


    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         196,667

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     196,667
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0.4%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     BD, CO
--------------------------------------------------------------------------------

Page 6 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen, Bruce
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        709,800

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        709,800

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     709,800
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     1.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 7 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen, Herbert A.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4,547,870 (Includes 25,000 shares underlying stock options)

    (8) Shared voting power:
        12,696,323 (Represents shares held by Allen Holding Inc., Allen & Company Incorporated and Allen SBH Investments LLC)

    (9) Sole dispositive power:
        4,547,870 (Includes 25,000 shares underlying stock options)

    (10) Shared dispositive power:
         12,696,323 (Represents shares held by Allen Holding Inc., Allen & Company Incorporated and Allen SBH Investments LLC)

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     17,244,193 (Includes shares held by Allen Holding Inc., Allen & Company Incorporated, Allen SBH Investments LLC and includes 25,000 shares underlying stock options)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     38.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 8 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen III, Herbert A.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        25,300 (Includes 25,000 shares underlying stock options)

    (8) Shared voting power:
        580,487 (Represents shares held by HAGC and Allen & Company LLC)

    (9) Sole dispositive power:
        25,300 (Includes 25,000 shares underlying stock options)

    (10) Shared dispositive power:
         580,487 (Represents shares held by HAGC and Allen & Company LLC)

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     605,787 (Includes 25,000 shares underlying stock options)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     1.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 9 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen, Susan K.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        3,170,369

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        3,170,369

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     3,170,369
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     7.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 10 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    MBOGO Inc.
    13-3788559
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        383,820 (Represents shares held by HAGC Partners L.P.)

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         383,820 (Represents shares held by HAGC Partners L.P.)

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     383,820
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 11 of 14 Pages

CUSIP No. 211919-10-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Allen SBH Investments LLC
    81-0671308
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        1,000,000

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         1,000,000

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1,000,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     2.2%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

Page 12 of 14 Pages

Item 1. Security and Issuer.

           This Amendment No. 4 to Schedule 13D amends Schedule 13D filed by Allen Holding Inc. ("AHI"), Allen & Company Incorporated ("ACI"), Herbert A. Allen ("Mr. Herbert A. Allen"), Susan K. Allen ("Ms. Allen"), Herbert A. Allen III ("Mr. Herbert Allen III"), HAGC Partners L.P. ("HAGC"), MBOGO Inc. ("MBOGO"), Donald R. Keough ("Mr. Keough"), Allen & Company LLC ("LLC"), Bruce Allen ("Mr. Bruce Allen") and Allen SBH Investments LLC ("SBH").

           Security and Issuer. This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock") of Convera Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1921 Gallows Road, Suite 200, Vienna, VA 22182.

Item 2. Identity and Background.

          (a) This Amendment No. 4 to Schedule 13D adds SBH to the reporting persons as a result of the acquisition by SBH of shares of Common Stock as set forth in Item 5(c) below.
              Allen SBH Investments LLC

          (b) Allen SBH Investments LLC
              711 Fifth Avenue
              New York, New York 10022




          (c) Allen SBH Investments LLC is a privately held investment vehicle.

          (d) During the past five years, neither Allen SBH Investments LLC nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


          (e) During the past five years, neither Allen SBH Investments LLC nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


          (f) Citizenship: Allen SBH Investments LLC - Delaware

Item 3. Source and Amount of Funds or Other Consideration.

           Allen SBH Investments LLC utilized working capital to purchase the shares of Common Stock described in Item 5(c) hereof. None of the funds used to purchase the Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

           SBH purchased the shares described in Item 5 (c) for investment purposes.

Item 5. Interest in Securities of the Issuer.

          (a) As of the close of business on July 1, 2005, the Filing
              Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Common Stock of the Issuer set forth below (based upon the number of shares of Common Stock that were reported to be outstanding by the Issuer in Form 10-Q filed on June 14, 2005 after giving effect to the issuance of 6,555,556 shares in the private placement reported in the Issuer's Form 8-K filed on July 5, 2005).


              Name                      Shares                  Percentage

              Allen Holding Inc.           11,696,323 (1)        25.8% (1)
              Allen & Company Incorporated  5,384,246            11.9%
              HAGC Partners L.P.              383,820             0.8%
              Donald R. Keough                684,166 (5)         1.5%
              Allen & Company LLC             196,667             0.4%
              Bruce Allen                     709,800             1.6%
              Herbert A. Allen             17,244,193 (2)        38.0% (2)
              Herbert A. Allen III            605,787 (3)         1.3%
              Susan K. Allen                3,170,369             7.0%
              MBOGO Inc.                      383,820 (4)         0.8%
              Allen SBH Investments LLC     1,000,000             2.2%

              (1) Includes 5,384,246 shares held directly by ACI, a wholly-owned subsidiary of AHI.

              (2) Includes 6,312,077 shares held directly by AHI, 5,384,246 shares held directly by ACI and 1,000,000 shares held directly by SBH. Mr. Herbert A. Allen, a stockholder and the President and Chief Executive Officer of AHI, the President and Chief Executive Officer of ACI and an equity holder and Managing Member of SBH, may be deemed a beneficial owner of the shares held by AHI, ACI and SBH. Mr. Herbert A. Allen disclaims beneficial ownership of the securities reported to be held by AHI, ACI and SBH, except to the extent of his pecuniary interest therein. Also includes 25,000 shares underlying outstanding stock options exercisable within 60 days held by Mr. Herbert A. Allen. Does not include the 196,667 shares held directly by Allen & Company LLC, with respect to which shares Mr. Herbert A. Allen does not have voting or dispositive power and, therefore, disclaims beneficial ownership.

              (3) Includes the 383,820 shares held directly by HAGC and the 196,667 shares held by Allen & Company LLC. Mr. Herbert Allen III, the sole stockholder and executive officer of MBOGO, HAGC's general partner, may be deemed a beneficial owner of the shares held by HAGC by virtue of his indirect ability to direct the disposition of its shares. Mr. Herbert Allen III, as the President of Allen & Company LLC, may be deemed beneficial owner of the shares held by Allen & Company LLC. Mr. Herbert Allen III disclaims beneficial ownership of the securities reported to be held by HAGC and Allen & Company LLC, except to the extent of any pecuniary interest therein. Also includes 25,000 shares underlying outstanding stock options exercisable within 60 days held by Mr. Herbert Allen III.

              (4) Represents the 383,820 shares held directly by HAGC, of which MBOGO is the general partner.

              (5) Includes 257,000 shares held by a family trust and 113,333 shares held by Keough Partners L.P., as to which Mr. Keough shares voting and disposition authority, and outstanding options to purchase 25,000 shares. Mr. Keough disclaims beneficial ownership of the securities held by Keough Family II L.P. (a family trust) and Keough Partners L.P., entities established for the benefit of his family.


          (b) AHI, the owner of 100% of the outstanding stock of ACI, may be deemed to share with ACI the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which ACI is the direct beneficial owner.

                   Mr. Herbert A. Allen, by virtue of his status as a
              stockholder and the President and Chief Executive Officer of AHI, the President and Chief Executive Officer of ACI and an equity holder and Managing Member of SBH, may be deemed to share with AHI, ACI and SBH the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which each of AHI, ACI and SBH is the direct beneficial owner. Mr. Herbert
              A. Allen disclaims beneficial ownership of the securities reported to be held by AHI, ACI and SBH, except to the extent of his pecuniary interest therein.

                   Mr. Herbert Allen III, by virtue of his status as the sole stockholder and executive officer of MBOGO, the general partner of HAGC, may be deemed to share with MBOGO the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which HAGC is the direct beneficial owner. Mr. Herbert Allen III, by virtue of his status as the President of Allen & Company LLC, may be deemed to share with Allen & Company LLC the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which Allen & Company LLC is the direct beneficial owner. Mr. Herbert Allen III disclaims beneficial ownership of the securities reported to be held by HAGC and Allen & Company LLC, except to the extent of his pecuniary interest therein.

                   Mr. Herbert A. Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 4,547,870 shares of Common Stock of which he is the direct beneficial owner.

                   Ms. Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 3,170,369 shares of Common Stock of which she is the direct beneficial owner.

                   Mr. Herbert Allen III has the sole power to vote or direct the vote and to dispose or to direct the disposition of 25,300 shares of Common Stock of which he is the direct beneficial owner.

                   Mr. Keough has the sole power to vote or direct the vote and to dispose or to direct the disposition of 313,833 shares of Common Stock of which he is the direct beneficial owner. Mr. Keough may be deemed to share voting and disposition authority with respect to 257,000 shares held by Keough Family II L.P. (a family trust) and 113,333 shares held by Keough Partners L.P. Mr. Keough disclaims beneficial ownership of the securities held by Keough Family II L.P. and Keough Partners L.P., entities established for the benefit of his family.

                   Mr. Bruce Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 709,800 shares of Common Stock of which he is the direct beneficial owner.


          (c) On July 1, 2005, SBH purchased 1,000,000 shares from the
              Issuer in a private placement, at a price per share of $4.84, the closing market price on June 29, 2005.


          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           N/A

Item 7. Material to be Filed as Exhibits.

           EXHIBIT A

           EXECUTIVE OFFICERS OF ALLEN SBH INVESTMENTS LLC

           Herbert A. Allen       Managing Member, President and
                                  Chief Executive Officer
           Kim M. Wieland         Chief Financial Officer
           Rosemary Fanelli       Secretary
           Dominick J. Cantalupo  Vice President and Co-Chief
                                  Operations Officer
           Terence C. McCarthy    Vice President and Co-Chief
                                  Operations Officer
           Howard M. Felson       Vice President, Controller and
                                  Assistant Secretary
           Christine Olenchalk    Vice President and Assistant
                                  Secretary
           Eugene Protash         Vice President and Assistant
                                  Secretary
           Anthony J. Ferrante    Treasurer


           (1) The business address of each person is 711 Fifth Avenue, New York, New York 10022-3194.
           (2) All the executive officers of Allen SBH Investments LLC are U.S. citizens unless otherwise indicated.


Page 13 of 14 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ALLEN HOLDING INC.

Date: 07/14/2005                      /s/ Kim M. Wieland
                                      Name:  Kim M. Wieland
                                      Title: Vice President and CFO



                                      ALLEN & COMPANY INCORPORATED

Date: 07/14/2005                      /s/ Kim M. Wieland
                                      Name:  Kim M. Wieland
                                      Title: Vice President & CFO


                                      HAGC PARTNERS L.P
                                      By: MBOGO Inc., its general partner

Date: 07/14/2005                      /s/ Herbert A. Allen III
                                      Name:  Herbert A. Allen III
                                      Title: President


Date: 07/14/2005                      /s/ Donald R. Keough
                                      Name:  Donald R. Keough

                                      Allen & Company LLC

Date: 07/14/2005                      /s/ Kim M. Wieland
                                      Name:  Kim M. Wieland
                                      Title: Chief Financial Officer


Date: 07/14/2005                      /s/ Bruce Allen
                                      Name:  Bruce Allen

Date: 07/14/2005                      /s/ Herbert A. Allen
                                      Name:  Herbert A. Allen

Date: 07/14/2005                      /s/ Herbert A. Allen III
                                      Name:  Herbert A. Allen III

Date: 07/14/2005                      /s/ Susan K. Allen
                                      Name:  Susan K. Allen

                                      MBOGO INC.

Date: 07/14/2005                      /s/ Herbert A. Allen III
                                      Name:  Herbert A. Allen III
                                      Title: President


                                      Allen SBH Investments LLC

Date: 07/14/2005                      /s/ Kim M. Wieland
                                      Name:  Kim M. Wieland
                                      Title: Chief Financial Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

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